Exhibit 19
Report from The President

Dear WTD Shareholders:

         For our third fiscal quarter which ended January 31, 1998, WTD Industries incurred a net loss of $3,645,000 or $.38 per share, compared to a net income of $449,000 or a $.01 per share loss for the same period in 1997. Third quarter net sales were $56.0 million, down 13 percent from the $64.5 million net sales in the comparable period last year.

         For the nine months ended January 31, 1998, the Company reported a net loss of $1,899,000 or $.33 per share, compared to net income of $5,544,000 or $.34 per share (diluted) during the same period last year. Sales were $192.2 million for the nine months, compared to $210.6 million in the comparable prior year period, a decrease of nine percent.

         During the entire third quarter, we suffered from declining lumber prices that were significantly below prices during the same period last fiscal year.

         The steep lumber market decline was fueled in part by continuing overproduction. The export lumber market has been negatively impacted by the Asian financial crisis and some manufacturers that had been producing for the export market instead diverted production to the U.S. market, adding to the available lumber supply. For example, at the end of January 1998, prices for green Douglas fir 2 x 10 lumber was off $177 per thousand board feet or 34 percent compared to last year.

         Additionally, demand from California, a major segment of our market, has been lower than usual due to the extraordinarily wet weather which has delayed construction projects.

         Although during the third quarter we saw a gradual improvement in the shortage of rail cars, the transportation of lumber is still a problem due to a recent worsening of the Union Pacific's rail traffic congestion.

         On the positive side, chip prices remain up substantially compared to a year ago. We have seen, very recently, significant production curtailments, particularly in British Columbia, Canada. Since the end of our third quarter, some lumber prices have increased as winter weather begins to wane and construction increases. Log supply is adequate and log prices have softened as seasonal log flow increases occur.

         The strike which existed during the third quarter at the Company's hardwood mill in Raymond and South Bend, Washington was abandoned on January 26, 1998, after the Union learned of preliminary findings by the regional office of the National Labor Relations Board that the Union's claim of improper decertification by the Company was not supported by the evidence. The Union has stated its intention to continue to seek representation of the employees at the hardwood facility. This union currently does not represent any WTD employees. During the strike the Company operated the facility at a lower rate of production and incurred additional security costs which negatively impacted third quarter results.

         We hope that spring will bring stronger lumber prices and better operating conditions.



                                                        Bruce L. Engel
                                                        President




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